PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

04024419

13th April 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RECEIVED
2004 APR 19 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

SUPPL

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Holdings in the Company.

PROCESSED
APR 20 2004
THOMSON FINANCIAL

Yours faithfully,

PETER HAMBRO MINING PLC

By: K. Subczynska

Karolina Subczynska
In-House Legal Counsel

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 13th April 2004:

13 April 2004

PETER HAMBRO MINING PLC
HOLDINGS IN COMPANY

Peter Hambro Mining plc (the "Company") was advised on 6 April 2004 that Lansdowne Partners Limited Partnership, on behalf of client funds that it manages, now controls 3,768,335 shares of the Company. This represents 5.89% of the issued share capital of the Company.

- Ends -

Enquiries:

Alya Samokvalova +44 (0) 20 7201 8900
Investor Relations, Peter Hambro Mining

David Simonson / Tom Randell +44 (0) 20 7653 6620
Merlin